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                                     Exhibit 4.17

                                   PROMISSORY NOTE

$250,000.00             SACRAMENTO, CALIFORNIA           NOVEMBER 19, 1997



On or before December 31, 1997, for value received, the undersigned ("Borrower") promises to pay to The Harmat Organization at New York, NY or order ("Lender"), or any other place designated in writing submitted by Lender to Borrower, the principal sum of Two Hundred Fifty Thousand Dollars ($250,000.00), plus interest on the unpaid principal balance according to the terms contained in this Note. This promissory note shall be secured by 500,000 shares of the Company's common stock, to be held in an escrow account C/O Philip S. Boone, Jr., Esq., Rosenblum, Parish & Isaacs, A Law Corporation. Such security shall be released upon full payment of principal and interest according to the terms of this promissory note.

Interest on the principal sum of this Note, from time to time outstanding, will be computed on the basis of a 360-day year and actual days elapsed from date of disbursement until paid, at the per annum rate of fifteen percent (15.0%). Upon receipt of proceeds from the Lender's second stage private placement offering on behalf of the Borrower or on the maturity date, whichever occurs first, the unpaid balance of principal and interest shall be due and payable.

As additional consideration for this Note, Lender or its assignees will receive One Hundred Thousand (100,000) Warrants to purchase One Hundred Thousand (100,000) common shares of the Borrower's no par value Common Stock at an exercise price of Five Cents ($.05) per underlying share.

Lender expressly agrees that this Note, or any payment under this Note, may be extended from time to time without any way affecting the liability of the Borrower. Borrower waives the rights of presentment to require the Lender to demand payment of amounts due.


JAVA Centrale, Inc.



By: /s/ Gary Nelson
   ---------------------
     Gary Nelson
Its: President